Filed by Advanced Analogic Technologies Incorporated

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Advanced Analogic Technologies Incorporated

Commission File No.: 000-51349

FINAL TRANSCRIPT

Skyworks Solutions, Inc. to Acquire Power Management

Innovator Advanced Analogic Technologies Incorporated: Conference Call

Safe Harbor Statement

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed merger, satisfaction of closing conditions precedent to the consummation of the proposed merger, the ability of Skyworks Solutions, Inc. (“Skyworks”) to successfully integrate AATI’s operations and employees, the ability to yield benefits for customers and employees, expected timing of closing the merger, the ability of the combined company to address AATI’s customer’s demands, expected growth of the analog market, the complementary nature of the two companies’ products, Skyworks’ revenue growth and other financial metrics, and such other risks as identified in AATI’s most recent Annual Report on Form 10-K, as amended, and subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. AATI assumes no obligation to update any forward-looking statement contained in this document.

Additional Information and Where to Find It

Skyworks plans to file with the Securities and Exchange Commission (“SEC”) Registration Statements on Form S-4 and S-8 in connection with the transaction and AATI plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Skyworks, AATI, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by Skyworks and AATI through the website maintained by the SEC at http://www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and Proxy Statement/Prospectus from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com; or from AATI by contacting AATI’s Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing AATI’s investor relations website at http://www.analogictech.com.

Participants in the Solicitation

Skyworks and AATI, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information about the directors and executive officers of Skyworks and AATI are set forth in Skyworks’ and AATI’s most recent Form 10-K/A, which were filed with the SEC on January 31, 2011 and May 2, 2011, respectively, as well as Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Investors may obtain additional information regarding the interest of Skyworks and its directors and officers, and AATI and its directors and executive officers in the proposed transaction, by reading the Registration Statements and Proxy Statement/Prospectus regarding the transaction when it becomes available.

FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

CORPORATE PARTICIPANTS

Steve Ferranti

Skyworks Solutions Inc - IR

Dave Aldrich

Skyworks Solutions, Inc. - President and CEO

Don Palette

Skyworks Solutions, Inc. - VP and CFO

Richard Williams

Advanced Analogic Technologies - CEO and CTO

Liam Griffin

Skyworks Solutions, Inc. - SVP, Sales and Marketing

CONFERENCE CALL PARTICIPANTS

George Iwanyc

Oppenheimer & Co. - Analyst

Parag Agarwal

UBS - Analyst

Quinn Bolton

Needham & Company - Analyst

Nathan Johnsen

Pacific Crest Securities - Analyst

Erik Rasmussen

Stifel Nicolaus - Analyst

Blayne Curtis

Barclays Capital - Analyst

PRESENTATION

Operator

Good afternoon, and welcome to Skyworks Solutions Company announcement conference call. This call is being recorded. At this time, I will turn the call over to Steve Ferranti, Investor Relations for Skyworks. Mr. Ferranti, please go ahead.

Steve Ferranti - Skyworks Solutions Inc - IR

Thank you, Abe. Good afternoon, everyone, and welcome to our conference call to discuss Skyworks’ agreement to acquire Advanced Analogic Technologies. Joining me on the call are Dave Aldrich, Don Palette, and Liam Griffin from Skyworks, as well as Richard Williams, CEO and CTO of Advanced Analogic Technologies. We will begin today’s call with some brief remarks by Dave, Don and Richard, followed by a Q&A session.

Please note that our comments today will include statements relating to future results that are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially and adversely from those projected as a result of certain risks and uncertainties, including but not limited to those noted in our earnings release and those detailed from time to time in our SEC filings.

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Skyworks of Advanced Analogic Technologies The directors and executive officers of Skyworks and Advanced Analogic Technologies may be deemed as participants in the

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

solicitation of proxies from the holders of Advanced Analogic Technologies’ common stock and in respect to the proposed transaction. I’ll now turn over the call to Dave for his comment on the transaction.

Dave Aldrich - Skyworks Solutions, Inc. - President and CEO

Thank you, Steve. Welcome, everyone. Today we are pleased to announce that we have entered into a definitive agreement to acquire Advanced Analogic Technologies, a leading analog semiconductor company focused on enabling energy-efficient platforms in consumer electronics in computing and in communications markets. This transaction is following on the heels of our recent SiGe announcement, represents yet another step in Skyworks’ transformation into a highly diversified analog Company.

As most of you know, Advanced Analogic Technologies, or AATI, offers a wide range of highly integrated, high-performance power management ICs that provide critical battery charging, power conversion, and voltage regulation, as well as display and lighting functionality within mobile communications. Their integrated approach offers customers improved efficiencies, smaller size and lower cost when compared to other discrete power management implementations. And today is being leveraged by a marquee list of customers and reference designs partners that include Broadcom, includes HTC, LG, Qualcomm, Samsung, Sony, ZTE and others.

When combined with Skyworks, this will enable us to further capitalize on our already strong positions within smart phones, tablets, set-top boxes, base stations and other broadband access devices. And while at the same time, accelerating our entry into new adjacent applications like LED high-definition televisions, new applications like cable modems and home gateways to name just a few.

Our customers today are increasingly demanding both ubiquitous wireless connectivity and power optimization across seemingly every kind of electronic device. And Skyworks will now be well-positioned to address these massive twin market opportunities by leveraging our broad customer relationships, our leadership product portfolios and increasing operational scale. In our view, this deal shares a lot of commonality with the SiGe transaction. Both deals are highly complementary to our existing product lines and will be immediately accretive to our financial results post-closing. And, as we’ll discuss, like SiGe, AATI offers a high degree of integration synergies, both in new revenue opportunities, as well as operational efficiencies.

So let me take just a moment to provide you with some very specific examples of how AATI strategically fits with Skyworks. First, this acquisition expands our market footprint by broadening our served markets. AATI provides Skyworks with immediate access to entirely new high-growth markets. The analog power management market is expected to grow to $12.1 billion by 2014, and that’s up from $9.9 billion in 2010. This is according quarter to Gartner Market Research. And power management semiconductors remain an indispensable element in today’s electronic devices. This is driven by the need for longer battery life, by greater efficiency. By leveraging AATI’s products and technologies, Skyworks will gain entry to exciting new growth markets, like LED high-definition televisions and portable displays, e-books, digital cameras, and LED lighting, just to name a few.

Secondly, this acquisition enables us to expand our footprint in existing served markets by leveraging our strong sales channel and our Tier one OEM customer relationships. And given that we support all leading smart phone and tablets suppliers, we see substantial longer-term revenue opportunities as we expand our portfolio to include AATI’s leading power management products, including battery chargers, DC-to-DC converters, voltage regulators, and LED and camera flash drivers. And these sales channels will enable us to continue our recent track record of both shared gains and outperformance of the overall semiconductor market.

And finally, AATI substantially strengthens our technology leadership position within the smart phone market and by providing us complementary new processes and technologies. Via this acquisition, we will add over 110 patents to our intellectual property base.

Additionally, with 3G and 4G driving higher and higher demands on battery life, Skyworks will now enable greater level of integration within the transmit chain. We will be providing front-end solutions that optimize both power efficiencies and RF performance. We see this trend playing out not only across the mobile Internet, but also within our key vertical market segments, like smart energy and like wireless working. I’ll now turn the call over to Don to discuss the financial aspects of the deal.

Don Palette - Skyworks Solutions, Inc. - VP and CFO

Thanks, Dave, and good afternoon, everyone. We are obviously very pleased with this acquisition. As Dave mentioned, this transaction will be accretive to our non-GAAP earnings post-closing. Further, we see substantial opportunity to improve AATI’s business model through a number of operational and cost synergies. Similar to SiGe, we expect to leverage our world-class, high-volume assembly and test capabilities to lower

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

outsourced, back-end processing costs, as well as the Skyworks global supply chain to enhance AATI’s margin structure. In fact, we believe this business will contribute 50% gross margin, which we expect to achieve in the midterm, putting it on par with its peers.

In summary, by combining AATI’s power management portfolio with Skyworks’ sales channels and operational scale, we see tremendous potential to increase Skyworks’ growth trajectory and profitability.

Okay, now turning to the terms of the transaction. Skyworks has entered into an agreement to acquire AATI for a nominal price of $6.13 per share, representing a 52% premium to their 30-day trailing average. Specifically, the transaction price consists of approximately $3.68 per share in cash and 0.08725 of a share of Skyworks’ common stock for each outstanding share of AATI common stock. The stock component represents a nominal value of $2.45 a share.

We have developed a framework that ensures that AATI shareholders will receive $6.13 per share of value regardless of how Skywork stock trades between now and closing. Further details of the transaction are contained in our joint press release. We will provide you with more detail on both the financial impact, as well as the accounting for the transaction post-closing. Before turning the call over to Richard, I would like to congratulate him and the entire AATI team on their accomplishment. They have developed highly innovative analog products and possess world-class talent. We are all very excited about the opportunities ahead for the combined Company.

Richard Williams - Advanced Analogic Technologies - CEO and CTO

Thank you, Don. All of us at Analogic Tech are equally excited about the opportunities created by the combination with Skyworks. This is a terrific outcome for Analogic Tech’s customers, employees, and most importantly, our shareholders. Like us, Skyworks has been capitalizing on the smart phone, tablet and broadband revolution. And we believe that their scale advantages and extensive customer breadth will be tremendous assets moving forward. Both of us realize the enormity in growth potential of the power management semiconductor market, and together we can better address our customers’ demand for highly integrated power management IC solutions across a broader range of markets and applications.

We are quite pleased with the progress we have made recently to better position the Company for growth and margin expansion. We are just beginning to reap the benefits from the cost reduction initiatives we have taken, combined with increased revenue and contribution from new product introductions across our end markets. We are confident that the synergies associated with this deal will enable us to build upon this foundation and help accelerate our business plan.

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

Our employees will now be part of a larger, global, dynamic organization, with our shareholders — while our shareholders will realize the considerable value of our Company through the deal premium and ownership in Skyworks. Needless to say, I am thrilled about the acquisition, and look forward to working with Dave and his team throughout the integration process.

Steve Ferranti - Skyworks Solutions Inc - IR

Okay, thank you Richard. That concludes our prepared remarks, so operator, let’s open the line for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). And we’ll take our first question from George Iwanyc with Oppenheimer.

George Iwanyc - Oppenheimer & Co. - Analyst

Thank you for taking my questions, and congratulations on the deal.

Dave Aldrich - Skyworks Solutions, Inc. - President and CEO

Thank you.

George Iwanyc - Oppenheimer & Co. - Analyst

Don, you mentioned that you expect to be able to improve gross margins and operating margins with some changes in the back-end and other activities. Do you see this as a business that gets to Skyworks average operating margin? And are there any additional cuts that you expect from an operating standpoint at Analog — AATI?

Don Palette - Skyworks Solutions, Inc. - VP and CFO

George, thanks for the question. Absolutely. We’ve got — if you look at where AATI’s margins have been in the last reporting period and specific initiatives they have in play, their product margins are actually going to be very close to our Skyworks’ margins out of the gate. And then we are working with the integration team to outline other specific initiatives that are going to drive us in the midterm to that 50%.

So the answer to your question is with the revenue opportunities and synergies in play coupled with the margins in place today and the synergies on the margin line and some of the other cost synergies, we absolutely think that this — the overall impact of this transaction is to move our business model forward.

George Iwanyc - Oppenheimer & Co. - Analyst

So on a moderate term, you feel comfortable with getting to the same operating type of margin?

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

Don Palette - Skyworks Solutions, Inc. - VP and CFO

Absolutely, as we had said in the SiGe call last week, we haven’t changed our midterm model goals whatsoever that we already have in place.

Operator

Thank you. Moving on, we will take a question from Parag Agarwal with UBS.

Parag Agarwal - UBS - Analyst

Hello, guys. Thanks for taking my question. Dave, just wanted to get a feel for the overall strategy of the Company going forward. You had made [two good] acquisitions. So I just wanted to get a feel of how you plan to position the Company. You’re entering new markets. You’re making [adjustment] acquisitions. So where do — what is the vision for the Company going forward?

Dave Aldrich - Skyworks Solutions, Inc. - President and CEO

Thank you. I think, the vision hasn’t changed one bit through these acquisitions; it’s enhanced. We have always desired to become increasingly diversified analog semiconductor leader. No more, no less. We’ve done that in our mobile Internet space by adding customers, by adding base-band partnerships, by adding products. And then we’ve also done that in our linear products businesses by adding a strong presence in an analog component business with higher margins. And more recently in the last few years, really diving into certain vertical markets, where we are able to penetrate places like energy management markets like infrastructure and the like. And the combination of those has given us a much more predictable high margin, high growth overall enterprise. We like that model of diversification a lot.

But I think as most people probably understand that growing verticals into new vertical markets organically takes a long time. And given the strength of the balance sheet given the cash flow the we’ve consistently been able to generate, we’ve chosen to go out and augment that organic strategy with very, very selective acquisitions that position us strongly and quickly into these new vertical markets. And we furthermore look to leverage our customer relationships, our manufacturing scales, our R&D scales to take those existing businesses and help them to grow even faster under the Skyworks umbrella. So the strategy is exactly the same, diversification, margin expansion, growth, and analog leadership.

Parag Agarwal - UBS - Analyst

Okay. And secondly, Richard, could you tell us what were the challenges you were facing at AATI in growing the revenue and profitability? And how do you plan to adjusted it once you are in Skyworks’ umbrella?

Richard Williams - Advanced Analogic Technologies - CEO and CTO

Well I think some of it is simply a matter of economy of scale, that as a small Company, we have public costs. And that takes away from the bottom line operating margin. As a small supplier, then you have to work very hard to penetrate the large accounts. And we believe that coupled with Skyworks, that will open up new accounts for us, and will also strengthen the portfolio for both Companies by being able to offer systems solutions to those customers, where before we were offering point products. So that makes us a more valuable supplier in the broad market, and there is a “me-too” phenomenon. Once we start breaking into more and more of the big accounts together, then other companies will want to buy our products because they won’t want to be left out of the performance improvements that we offer.

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

Parag Agarwal - UBS - Analyst

Thank you.

Operator

All right, thank you. And moving on, we will go to Quinn Bolton with Needham & Co.

Quinn Bolton - Needham & Company - Analyst

Hello, guys. Just first off, congratulations on the announcement. Just wanted to try and get a sense on some of the synergies, or opportunities, both in the handset and some of the other markets. Dave, can you just address how much additional dollar content do you see in the handset, whether it’s in RF chain, with things like DC to DC converters, or perhaps envelope tracking amplifiers? And then also other analog power management devices throughout the rest of the smart phone, and then can you — similar questions about what content are you seeing in terms of LED lighting or LED TVs?

Dave Aldrich - Skyworks Solutions, Inc. - President and CEO

Okay, there is a lot in that question. Let me try to take it up a little, take it up a notch. First, there are a number of similarities and synergies, in fact, between AATI and Skyworks. Power management and front-end solutions, for example, are adjacent analog markets. And in fact, in a smart phone or a tablet, they sit side-by-side. So one of the things we can obviously be able to do right away, is we can take those customers that don’t use AATI’s products today because they either are put off by the lack of manufacturing scale or the relationship simply doesn’t exist or they haven’t been able to put as much time developing the channel into those customers. We think we can immediately take those products that are sitting side by side on the board next to ours and begin to bundle those, perhaps even integrate those, but certainly be able to sell to a new set of customers. So that’s the easy one and the first step.

And then we have been able to add some new adjacent markets that we are very excited about. We have talked a lot about green energy and our participation in Zigbee in-home networking in the meters themselves. So we think now that there’s going to be, over the next decade, a big push for lighting and for other power optimization functions within the home, within the business, within the enterprise, that the combination of the new companies, we’ll be able to address uniquely under one umbrella that our competitors simply can’t match.

Quinn Bolton - Needham & Company - Analyst

Okay thank you.

Dave Aldrich - Skyworks Solutions, Inc. - President and CEO

Thank you.

Operator

All right, thank you. And moving on, we will go to Nathan Johnsen with Pacific Crest Securities.

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

Nathan Johnsen - Pacific Crest Securities - Analyst

Thanks for taking my question. I was wondering if you could provide a little bit of a break down for AATI on current revenue by end market. How much of it is currently smart phones versus some of the other end markets that you talked about?

Dave Aldrich - Skyworks Solutions, Inc. - President and CEO

I think handheld and handset together is around 60% of the revenue. Of the handset sales, the greatest majority, and actually the growth is greatest in the smart phone portion. That’s because primarily the ASP of products and ultra low cost phones is quite low. So even if you have a high volume, you’re not getting high revenues. So we see the smart phone being the largest portion of that, and I believe that the phone portion of handheld and handset is in the range of, depending on the quarter between 35%, 40%.

Liam Griffin - Skyworks Solutions, Inc. - SVP, Sales and Marketing

Yes, let me add to that I think if you look at -- this is Liam. What we see going forward, and what we really like about this technology is not only will we gain content in smart phones with pure play, DC to DC and voltage regulators, pure play power management. We’ve got LED backlighting, camera flash. We also see great opportunities in display and lighting, where you go with drivers, really on the green power space that would line up with our Zigbee solutions.

In addition to that, we think there’s a margin play for us leveraging our infrastructure accounts. And as you know, we have a very strong vertical there with companies like Ericsson, Nokia, Siemens, Alcatel-Lucent, Wahwei. Every one of these accounts presents a power management opportunity that we have seen at Skyworks and we now can address as partners with AATI.

Richard Williams - Advanced Analogic Technologies - CEO and CTO

And also on the TV space, we are just now beginning to get design wins and revenue ramps. And that is also a tremendous opportunity because just the power management alone in the television will run anywhere from $3.00, maybe up to $7.00 or $8.00 per set, and we also now begin to see front-end RF solutions that will be inter-television communication within a home, and wi-fi and Bluetooth connectivity. And we see that all as a general interface that will combine power and RF functionality in adjacent solutions.

Nathan Johnsen - Pacific Crest Securities - Analyst

Great, that’s really helpful. One last thing. Just curious, and I imagine it varies greatly depending on the end market. With smartphones, you guys have key competitors that you go head to head with, or is it pretty good mixture?

Richard Williams - Advanced Analogic Technologies - CEO and CTO

In the AATI space, we primarily see on the high functionality solutions, we compete primarily with Texas instruments and with Maxim.

Operator

All right, thank you. (Operator Instructions). And moving on, we will take a question from Eric Rasmussen with Stifel Nicolaus.

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

Erik Rasmussen —Stifel Nicolaus—Analyst

Hi, thanks for taking the questions. Just real quick, maybe start with Dave. Can you dive in a little bit more how you think AATI will be integrated into Skyworks? It seems like there is obviously a lot of places were they can help with the integration and bundling. Could you maybe give a little more color on that?

Dave Aldrich —Skyworks Solutions, Inc.—President and CEO

Sure. Well, of course, the integration teams are working hard through the details as we speak. As Don mentioned, in our next conference call, we will give you a great deal of more color and detail because we’re working through that process right now. We’re finalizing plans to leverage the channel that you mentioned that. Lower product cost, we see a lot of synergy by driving manufacturing volumes to our channel, whether it’s [yield], whether it’s lower cost purchasing, volume purchasing power, packaging costs, and so, we see a great deal of synergy.

How we’ll operate this business, this is going to be a perfect vertical market, or a couple of new vertical markets, under our newly announced high-performance analog business unit that many of you know, Liam Griffin. It is in his capable hands. We are going to be leading that business and looking to leverage dedicated non-handset applications, resources, distribution channels, and the like. So we will be looking to leverage heavily one supply chain organization. Then, of course, there will be numerous not only top line synergies, but cost synergies. And as Don mentioned, when all this integration is done, it will be accretive to our gross margin; it’ll be accretive to our overall returns.

Erik Rasmussen —Stifel Nicolaus—Analyst

GREAT AND YOU THINK ANY SENSE OF TIMING ON THAT? AND ONE LAST QUESTION?

Dave Aldrich —Skyworks Solutions, Inc.—President and CEO

The timing for the integration, we view the need to integrate these businesses very quickly. We know how to do it. We’ve got our best and brightest people working on the detailed plans. So the integration will happen very, very quickly. Will be able to talk through most, if not all of the details when we next get together.

Operator

ALL RIGHT, THANK YOU VERY MUCH. MOVING ON, WE WILL TAKE A QUESTION FROM BLAYNE CURTIS WITH BARCLAYS CAPITAL.

Blayne Curtis —Barclays Capital—Analyst

Thanks, guys. A couple questions. One, I apologize if this is already asked, but I’m trying to better understand the synergies. Obviously, same customer base, what about on the design process? You’re not in RF chain as a power group. If you can just explain the design process and how this fits in and whether there’s any synergies there? And then I have a follow-up one.

Dave Aldrich —Skyworks Solutions, Inc.—President and CEO

I think there clearly will be some synergies in how we do our design characterization, product validation, and so on. The way we sample our products and create prototypes, and then drive very quick turnaround on sampling. In terms of the design tools, there’ll be some commonality and some differences, but that’s really a minor issue at the moment. But we see more synergies than we do dissimilarities, and we will be looking to exercise those quickly.

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

Blayne Curtis —Barclays Capital—Analyst

Great. As the bigger vision of being — supplying more to these customers. Is this the strategy here? You’re definitely seeing in the power chain a lot of integration of other components from some of the competitors, the TI and Maxim that Richard mentioned. Is this something — how do you view the vision here? Is it hobbling together more pieces, and actually owning a lot more of the silicon outside of the RF chain?

Dave Aldrich —Skyworks Solutions, Inc.—President and CEO

Well that’s a great question. And it really differs by market and product segment. Some pure performance oriented, it will be — they will be side-by-side adjacent. We will be able to immediately move new products both from SiGe and from AATI into our existing customer set.

We’re also — with SiGe we talked about silicon-germanium and silicon on insulator. I think Richard very clearly defined what the process, the differentiation is, and manufacturing differentia is within AATI. So were going to have, under one umbrella, we’re going to have the best-in-class process functionality for whatever analog challenges our customers may face. It’s going to be everything from CMOS to SOI to silicon-germanium to PHEMP to HPT to modular — BCD modular technology. And the ability to pull it all together on an MCM, for example, in Mexicali. So we have a toolkit that we think is as broad or broader than anybody in the universe to provide high-performance analog in whatever form factor, or whatever process for the function makes the more sense for the application.

Richard Williams —Advanced Analogic Technologies—CEO and CTO

And in today’s — I might add, in today’s system solutions, a handset manufacturer has to buy an RF component from one supplier and an analog from another. And then they have to figure out how those two play together. But, we’ll be able to design chipsets that are already married to maximize the efficiency and the performance. And you start to begin to see the real power savings that happens when you dynamically regulate the voltage on RF power amplifiers. That’s a key for 4G, that’s the key for WiFi. We see that will just continue to improve.

Blayne Curtis —Barclays Capital—Analyst

THANKS SO MUCH.

Operator

All right, great. Well, it appears we have no further questions in our queue at this time. I’d like to turn the conference back over to Mr. Aldrich for any additional or closing remarks.

Dave Aldrich —Skyworks Solutions, Inc.—President and CEO

THANK YOU, OPERATOR, AND THANKS SO MUCH FOR PARTICIPATING TODAY. WE LOOK FORWARD TO SEEING YOU AT UPCOMING CONFERENCES.

Operator

THANK YOU VERY MUCH. AGAIN, LADIES AND GENTLEMEN, THAT DOES CONCLUDE TODAY’S CONFERENCE.

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FINAL TRANSCRIPT

May 26, 2011 / 09:30PM GMT, SWKS - Skyworks Solutions Inc to Acquire Power Management Innovator Advanced Analogic Technologies Conference Call

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